Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. SCHEDULES ITS SECOND QUARTER 2008 RESULTS RELEASE AND CONFERENCE CALL FOR TUESDAY, AUGUST 12, 2008

Conference Call Scheduled at 10 am ET

AZOUR, Israel – July 17, 2008 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN), announced that it will be releasing its second quarter 2008 results on Tuesday, August 12, 2008, before the US market opens.

The Company will also be hosting a conference call later that day at 10am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 10 minutes before the conference call commences.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 032 3367
ISRAEL Dial-in Number: 03 918 0691
INTERNATIONAL Dial-in Number: +972 3 918 0691

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 464,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1000 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact

Udi Mizrachi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1 646 201 9246

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972 3 5167620